(DR. REDDY’S LOGO)

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India
Tel: 91 40 2373 1946
Fax: 91 40 2373 1955
www.drreddys.com
February 18, 2009
Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549
United States of America

Re:	Dr. Reddy’s Laboratories Limited Form 20-F for Fiscal Year Ended March 31, 2008 Letter from Securities and Exchange Commission dated February 4, 2009 File No. 001-15182
Dear Mr. Rosenberg:
This letter is sent to you in reference to your letter dated February 4, 2009 requesting information in connection with Dr. Reddy’s Laboratories Limited’s Form 20-F for the fiscal year ended March 31, 2008. We set forth below our responses to your letter. For your convenience, your requests for supplemental information have been restated below in italics.
Item 5, Operating and Financial Review and Prospectus, page 47
5.F. Tabular Disclosure of Contractual Obligations, page 73
1.	Based on your disclosure on the statement of cash flows, it appears that interest payments represent a significant cash outflow for the Company. As these payments represent material future obligations of the Company, we believe the inclusion of estimated interest payments in the contractual obligations table or a related footnote disclosure will provide increased transparency of your cash flow. Based on above factors, please revise your contractual obligations table to include the interest payments. Refer to Financial Reporting Release 72.
Response: The Staff’s comment is duly noted. In accordance with Financial Reporting Release 72, we have included in various sections of our Form 20-F discussions regarding our interest payment obligations. Specifically, we refer the Staff to: (i) pages 59 and 60 (Item 5.A. Operating Results) where we have analyzed the movement of net interest expenses in the “Other (expenses)/income” section, (ii) pages 69 (Item 5.B. Liquidity and capital resources) where we have disclosed and discussed our principal short term and long term debt obligations along with their payment due period and contracted interest rates, which disclosure is preceded by a discussion on outflows on account of our short term and long term debt, and (iii) pages 113 to 115 (Item 11. Quantitative and qualitative disclosure about market risk) where we have disclosed interest rate profile and interest rate risks as well as a maturity profile of our

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
February 18, 2009

outstanding long term loans. We believe that these disclosures support an understanding of our estimated future outflows on account of interest expense as well as exposure to interest rate risks.
However, we acknowledge the Staff’s suggestion to include an estimation of interest payments with a view to providing greater transparency in our cash flows. Accordingly, in future Form 20-F’s that we file, as suggested by the Staff, we propose to include an additional footnote on the estimated interest payments with respect to our long term debt obligations in the contractual obligations table. Our long term debt is linked to an agreed benchmark rate (Euribor or Libor, as the case may be), which may vary over time as per macro-economic factors. We will base our estimate of future interest outflows on the applicable benchmark rates existing near the filing date for our Form 20-F. However, such disclosure of expected interest payments for future periods will only be with respect to our long term debt obligations, as the projected interest payments with respect to our short term borrowings and other obligations cannot be reasonably estimated because they are subject to the fluctuation in actual utilization of borrowings depending on our daily fund requirements.
Our proposed footnote to the contractual obligations table for the forthcoming Form 20-F for the fiscal year ended March 31, 2009 is as follows:
The estimated interest outflow on our long term debt for the periods less than 1 year, between 1-3 years, between 3-5 years and more than 5 years is Rs.                     million, Rs.                     million, Rs.                      million and Rs.                     million, respectively. These interest outflows are only indicative and have been computed based on the Euribor/Libor rates existing as of                    , 2009 and the contracted loan repayment schedule of our existing long term debt.
Item 18. Financial Statements, page 120
Notes to the Consolidated Financial Statements, page F-9
Allowances for sales returns, page F-41
2.	From fiscal 2006 to fiscal 2007, net product sales increased 167%, while the provision for sales returns increased 454%. From fiscal 2007 to fiscal 2008, net product sales decreased 23%, while the provision for sales returns decreased 88%. Please disclose why your provision for sales returns increased significantly more than the increase in net product sales during 2007, and then decreased significantlly more than the decrease in product sales during 2008.
Response: The Staff’s comment is duly noted. In the below paragraphs, we reiterate our existing Form 20-F explanations as to how we account for sales returns, as well as the activity in allowances for sales returns included in our March 31, 2008 financial statements. Thereafter, we explain the specific reasons for the changes in our allowances for sales returns from 2006 to 2007 and 2007 to 2008.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
February 18, 2009

How We Account for Sales Returns; Allowances for Sales Returns in Fiscal Years 2006, 2007 and 2008
We account for sales returns in accordance with SFAS 48, “Revenue Recognition when Right to Return Exists” by recording an accrual based on our estimate of expected sales returns. We deal in various products and operate in various markets, and our estimates of sales returns are determined primarily by our experience in these markets.
In respect of established products, we estimate sales returns primarily from historical experience. Additionally, other factors that we consider in determining the estimate include levels of inventory in the distribution channel, estimated shelf life, product discontinuances, price changes of competitive products and introductions of new competitive products, to the extent each of these factors impact on our business and our markets. We consider all of these factors and adjust the sales returns accrual to reflect our actual experience.
With respect to new products introduced, those are either (1) extensions of an existing line of product where we have historical experience with the pre-existing product or (2) in a general therapeutic category where historical experience exists with established products that are sold either by us or our competitors. We have not yet introduced products in a new therapeutic category where the sales return experience of such products is not known. The amount of sales returns for our newly launched products does not significantly differ from sales return experience of current products marketed by us or our competitors (as we understand based on industry publications). Accordingly, we do not expect sales returns for new products to be significantly different from expected sales returns of current products. We evaluate the sales returns of all of our products at the end of each reporting period and record necessary adjustments, if any.
The activity in allowances for sales returns included in our March 31, 2008 financial statements is given below:

Table 1:	All values in Rs. thousands.

	Fiscal Year ended March 31,
	2006		2007		2008
Balance at the beginning of the year	Rs.	95,123	Rs.	168,356	Rs.	747,018
Acquired during the year		51,251		—		—
Additional provision, net		239,462		1,325,981		164,295
Sales returns charged to the provision		(217,480)		(747,319)		(284,314)

Balance at the end of the year	Rs.	168,356	Rs.	747,018	Rs.	626,999

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
February 18, 2009

We have provided below the movement in net product sales for our fiscal year ended March 31, 2006, 2007 and 2008:

Table 2:	All values in Rs. thousands. Figures in brackets represent negatives.

Particulars	Fiscal 2006		Fiscal 2007		Fiscal 2008
Product sales, net	Rs.	24,077,209	Rs.	64,185,378	Rs.	49,231,572
Year-on-year movement (%)		—		167%		(23%)

Additional provision for allowance for sales return (as per table above)		239,462		1,325,981		164,295
Year-on-year movement (%)				454%		(88%)
As mentioned above, we deal in various products and various markets and our estimates of sales returns are based on our experience in the respective products and markets. We evaluate the allowance for sales returns of all our products at the end of each reporting period and necessary adjustments, if any, are made.
Furthermore, our estimates of expected future sales returns allowances varies in different geographic markets, based on their historical trends. Generally, our sales returns in our North America generics business are higher than our sales returns in other businesses and geographies.
Explanation of Changes in Our Allowances for Sales Returns from 2006 to 2007 and 2007 to 2008.
During fiscal 2007, in our generics segment in North America, we had a significant increase in our revenues primarily as a result of new product launches. Revenues from sales of generic products in North America increased to Rs.23,619.4 million in fiscal 2007, as compared to Rs.1,630.6 million in fiscal 2006, representing a year-on-year increase of 1,348.5%. The increase was primarily due to revenues from sales of simvastatin and finasteride (our authorized generic versions of Merck’s Zocor® and Proscar®, respectively), launched in June 2006. In our detailed discussion on revenues in Operating Results on pages 61 and 62 and the footnote disclosure in the financial statements included in page F-60 of our Form 20-F, we noted that North America sales as a percentage of our overall sales significantly increased during fiscal 2007. During fiscal 2008, we had a significant decrease in our revenues in our generics segment. Revenues from sales of generic products in North America decreased to Rs.8,024.3 million in the year ended March 31, 2008, representing a year-on-year decrease of 66.0%.
As our historical trend of sales returns in our North America generics business has been higher than our other businesses and geographies, the increase in sales return allowance for fiscal 2007 was higher than the overall increase in our revenue (consistent with the disproportionate increase in North American generics revenue). Similarly, the decrease in the sales return allowance charge for fiscal 2008 was higher than the overall decrease in our revenue (consistent with the disproportionate decrease in North American generics revenue).
Furthermore, in fiscal 2007, we had a return of drug shipment in our North American generics segment out of products sold during fiscal year 2007 because of odor issues, which substantially increased our

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
February 18, 2009

actual returns and consequently our allowance for sales return charge for the year. However, this unusual return did not have any impact on our estimates of such returns in future periods.
We acknowledge that:
▪	we are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our SEC filings; and

▪	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any concerns or questions, please call me at the number listed above.
Respectfully submitted,
Dr. Reddy’s Laboratories Limited

By:	/s/ Umang Vohra
Umang Vohra
Chief Financial Officer